05035471

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Washington, D.C. 20549

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SEC FILE NUMBER
8-50442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. & Street)

Tamarac	Florida	33321-4071
(City)	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L Bertucelli, FINOP and Registered Principal - (954) 580-0880
Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Kubinec, CPA
(Name- if individual last, first middle names)

520 NE 8th Street	Pompano Beach	Florida	33060
(Address)	(City)	State	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

• *Claims for exemption from the requirement that the annual report be covered by the opinion* of an independent public accountant ***must*** *be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, Compliance Officer and FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUBLE EAGLE SECURITIES OF AMERICA, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified so as that of a customer, except as follows:

Jennifer Wasserman
Commission #DD289704
Expires: Feb 10, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

Signed this 11TH of FEBRUARY, 2004.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- [ ] (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 **and the** Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (1) An Oath of Affirmation
- [ ] (m) A copyof the SIPC Supplemental Report
- [ ] (n) A report describing any, material inadequacies found to exist or found to **have existed since the date of the previous audit.**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Double Eagle Securities of America, Inc.

FINANCIAL STATEMENTS
FOR THE YEAR ENDING December 31, 2004

With Independent Auditors' Report Thereon

Kenneth Kubinec, CPA
520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302

Kenneth Kubinec
Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2004 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and its quarterly Focus Report, Part IIA as of December 31, 2004.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Kenneth Kubinec
Certified Public Accountant
Lic. AC0030444

Pompano Beach, Florida
February 11, 2005

Double Eagle Securities of America, Inc.

Balance Sheet

as of December 31, 2004

ASSETS

Current Assets		
Wachovia Checking Account	11,661	
E*TradeBank Money Market Account	6,787	
Total Current Assets		18,448
Fixed Assets		
Furniture, Fixtures & Equipment	1,587	
Accumlated Depreciation	(88)	
Total Fixed Assets		1,499
TOTAL ASSETS		19,947

LIABILITIES & EQUITY

Current Liabialities		
Payroll Taxes Payable	2,950	
Total Liabialities		2,950
Equity		
Capital Stock	8,500	
Unrealized Losses (200 Warrents NASDAQ) (note 2)	(2,800)	
Retained Earnings (note 3)	11,297	
Total Equity		16,997
TOTAL LIABILITIES & EQUITY		19,947

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Income Statement

for the period January 1, 2004 thru December 31, 2004

Revenues		
Commission Income	75,022	
Total Income		75,022
Operating Expenses		
Bank Charges	87	
Commissions	2,820	
Depreciation Expense	88	
Insurance	150	
Licenses & Permits	1,950	
Payroll Expenses	19,000	
Payroll Taxes	1,607	
Professional Fees	525	
Total Expenses		26,227
Net Income from Operations		48,795
Other Income & Expenses		
Interest Income	78	
Total Other Income & Expenses		78
Net Income		48,873

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Cash Flows

for the period January 1, 2004 thru December 31, 2004

Cash Flow from Operations		
Net Income		48,873
Adjustments to Reconcile to Cash		
Depreciation Expenses	88	
Increase in Accounts Payable	2,944	
Net Cash Flow From Operations		51,905
Cash Flow from Financing		
Purchase of Equipment	(1,587)	
Net Cash Flow from Financing		(1,587)
Cash Flow from Financing		
Shareholder Distributions	(41,325)	
Net Cash Flow From Financing		(41,325)
Net Change-Cash & Equivalents		8,993
Beginning Cash & Equivalents		9,455
Ending Cash & Equivalents		18,448

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Stockholders' Equity

for the period January 1, 2004 thru December 31, 2004

Capital Stock		8,500
Retained Earnings January 1, 2004	3,749	
Net Income for the Year	48,873	
Shareholders Distributions	(41,325)	
Retained Earnings December 31, 2004		11,297
Unrealized Losses(200 Warrents NASDAQ) (note 2)	(2,800)	
Ending Shareholders Equity		16,997

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Computation of Net Capital
&
Basic Net Capital Requirement
as of December 31, 2004

Computation of Net Capital	
Total Equity	16,997
Total Qualified Equity for Net Capital	16,997
Total Capital & Allowable Liabilities	16,997
Net Capital	16,997

Compution of Basic Net Capital Requirement	
Minimum Net Capital Requirement	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital Requiremnet	11,997
Excess Net Capital at 1000%	16,997

See Accompanying Notes to Financial Statements

Notes to the Financial Statement

1. Significant Accounting Policies

a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

c. The financial statements are presented on a cash bases. Revenues are recognized as received, and expenses as paid. Revenues consist entirely of commission received from various investment companies.

d. The company's only liabilities consists of payroll taxes payable for 2004.

2. NASDAQ Warrants

On December 1, 2000 the company purchased 200 warrants of The NASDAQ Stock Market, Inc. for $2,800. The warrant give the company the rights to purchase 200 common shares of The NASDAQ Stock Market, Inc.. The warrants are exercisable as follows:

June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

Management has found it prudent to establish an unrealized loss account in the equity section of the balance sheet. Currently, the underlying security's market price is significantly below the warrants' exercise price. Management acknowledges that the warrants could possibly expire worthless, and maintains a reserve account in accordance with the lower of cost or market method to account for long term investment.

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

3. Computation of Retained Earnings

The Company began the year with retained earnings of $3,749. It reported a profit of $48,873 for 2004. Distributions to shareholder's during the year amounted to $41,325, resulting in retained earnings of $11,297.

4. Statement on Material Inadequacies

Pursuant to SEC Rule 17a-5(a), Double Eagle Securities of America, Inc. is required to maintain a net capital requirement of $5,000. The company calculates its net capital requirement using the basic method and has maintained the required net capital through the year. The company ended the year with a net equity position of $16,997. The audit of the financial records of Double Eagle Securities of America, Inc. found no material inadequacies in the book nor records of the company that materially affected the net capital requirements nor differ from those reported pursuant to SEC Rule 17a-5(a).

Kenneth Kubinec
Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

February 11, 2005

Mr. Dan Bertucelli
Double Eagle Securities of America, Inc.
6610 N. University Drive, Suite 250
Tamarac, FL 33321

RE: Accountant's Report on Material Inadequacies

Dear Mr. Bertucelli,

Pursuant to SEC Rule 17a-5(j) we are providing this supplemental report for the purpose of disclosing material inadequacies found to exist or found to have existed since the date of the previous audit.

We conducted the audit of the Company's balance sheet as of December 31, 2004, and the related statements of income, retained earnings, cash flow, statement of shareholders equity, computation of net capital, and basic net capital requirement for the year then ended. The audit was conducted in accordance with generally accepted auditing standards and included tests of the accounting records and documentary evidence supporting the transactions recorded in the financial statements, and other procedures we consider necessary to enable us to express an opinion that the financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

The audit included examining, on a test basis, evidence supporting the amounts in the account. The audit was planned and performed to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit also included a review of the internal control structure and the company's policies & procedures.

The audit revealed a clerical computer input error in the accounting system. This resulted in an overstatement of net income in the third quarter. The net capital of Double Eagle Securities of America, Inc. and its required net capital were unaffected, since the error, an overstatement of revenues, was posted to an account that netted to retained earnings, negating the over statement of net income in the equity section of the balance sheet, and the resulting Focus Report. The net capital requirements of Double Eagle Securities of America, Inc. were not affected.

In order to strengthen internal controls, management's procedure of verifying all balance sheet accounts at yearend should be instituted on a quarterly basis. This procedural change will assure that clerical errors will be detected and corrected in a timely manner.

No other material inadequacies in Double Eagle Securities of America, Inc.'s internal controls or policies and procedures that could potentially affect the integrity of the accounting system and the resulting financial statements were revealed, and I am reporting such to you pursuant to SEC Rule 17a-5(j) .

If you should have any further questions, please do not hesitate to contact me.

Very truly yours,

Kenneth Kubinec, CPA